United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the

Securities Exchange Act of 1934

For the month of November 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant’s Name into English)

Calzada del Valle Ote. 407

Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220

(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

CONTENTS

*Information regarding our recent developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By:	/s/ Rogelio Sanchez
Rogelio Sanchez
Vice President, Corporate Finance
Date: November 22, 2004

2

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com

Monterrey, N.L., Mexico, November 22, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

RECENT DEVELOPMENTS

You should read the following discussion of our recent results in conjunction with the Form 20-F including “Item 5 Operating and Financial Review and Prospects” and the Financial Statements.

Results of Operations

The table below sets forth certain unaudited financial information for the nine month periods ended September 30, 2003 and 2004, which have been prepared according to Mexican GAAP. For a discussion of certain methodology we use in our presentation of this financial information, see “Presentation of Financial and Other Information.”

	Nine Months Ended September 30,
	2003	2004	2004(1)
	(in millions of constant Pesos as of September 30, 2004)		(in millions of U.S. dollars)
Income Statement Data:
Mexican GAAP:
Net sales	17,118	18,548	1,628
Cost of sales	(10,920)	(11,877)	(1,043)
Gross profit	6,198	6,671	586
Selling, general and administrative expense	(4,983)	(5,302)	(465)
Operating income	1,215	1,369	120
Net comprehensive financing cost	360	112	10
Other expenses, net	103	223	20
Income taxes and employee profit sharing	547	559	49
Equity in earnings of associated companies, net	(180)	(188)	(17)
Minority interest	129	121	11
Majority net income	256	541	47
Balance Sheet Data:
Mexican GAAP:
Cash and cash equivalents	873	600	53
Trade accounts receivable	2,375	2,745	241
Other accounts receivable	840	709	62
Inventories	2,369	3,110	273
Current assets	6,650	7,397	649
Property, plant, and equipment, net	13,028	13,071	1,148
Total assets	23,144	23,903	2,099
Short-term debt	188	767	67
Other current liabilities	2,828	4,044	355
Long-term debt	6,617	5,271	463
Total liabilities	10,551	10,674	937
Majority stockholders’ equity	9,903	10,397	913
Stockholders’ equity	12,593	13,229	1,161
Other Financial Information:
Mexican GAAP:
Capital expenditures	(497)	(925)	(81)
Depreciation and amortization	892	834	73
Resources provided by (used in):
Operating activities	1,530	1,931	170
Financing activities	(1,009)	(932)	(82)
Investing activities	(140)	(774)	(68)

(1)                                  Translations of Pesos to U.S. dollars for the period ended September 30, 2004 are at the exchange rate of Ps.11.39 = US$1.00.

The table below sets forth our consolidated income statement data on a Mexican GAAP basis for the nine month periods ended September 30, 2003 and 2004, expressed as a percentage of net sales.

	Nine Months Ended September 30,
Consolidated Income Statement Data as a Percentage of Sales	2003	2004

Net sales	100.0%	100.0%
Cost of sales	63.8	64.0
Gross profit	36.2	36.0
Selling, general and administrative expenses	29.1	28.6
Operating income	7.1	7.4
Net comprehensive financing cost	(2.1)	(0.6)
Other expenses, net	(0.6)	(1.2)
Income taxes and employee statutory profit sharing	3.2	3.0
Equity in earnings of associated companies, net.	1.0	1.0
Minority interest	0.8	0.7
Majority net (loss) income	1.5	2.9

The table below sets forth our net sales and operating income as represented by our principal subsidiaries for the nine month periods ended September 30, 2003 and 2004. In the process of consolidation, all significant intercompany transactions are eliminated from the financial statements.

	Nine Months Ended September 30,
	2003		2004
	Net Sales	Operating Income	Net Sales	Operating Income
	(in millions of constant Pesos as of September 30, 2004)

Gruma Corporation	8,480	784	9,499	905
GIMSA	3,965	264	4,199	300
Venezuelan Operations	2,258	264	2,477	167
Molinera de México	1,477	(27)	1,362	(12)
Gruma Centroamérica	822	(23)	908	(1)
Others and eliminations(1)	116	(47)	103	10
Total	17,118	1,215	18,548	1,369

(1)                                  Others and eliminations includes PRODISA, Corporate Services, Technology Operations and accounting eliminations.

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

Net Sales

Our net sales increased by 8% to Ps.18,548 million for the nine months ended September 30, 2004 compared to Ps.17,118 million for the same period in 2003. The increase in net sales was primarily due to increases in net sales by Gruma Corporation of 12%, driven by higher sales volumes, especially in the tortilla business, and, to a lesser extent, higher prices. Higher prices for Gruma Corporation reflected a change in the sales mix towards more value-added products such as low-carb tortillas and wraps. Sales from non-Mexican operations constituted 69% of consolidated net sales for the 2004 period as compared to 68% in the same period in 2003.

The percentages of consolidated net sales by each of our major subsidiaries for the nine months ended September 30, 2003 and 2004 is outlined in the table below.

Percentage of Net Sales by Subsidiary

	Nine Months Ended September 30,
	2003	2004

Subsidiary
Gruma Corporation	49.54%	51.21%
GIMSA	23.16%	22.64%
Venezuelan Operations	13.19%	13.35%
Molinera de México	8.63%	7.34%
Gruma Centroamérica	4.80%	4.89%
Others and eliminations(1)	0.68%	0.56%

(1)                                  Others and eliminations includes PRODISA, Corporate Services, Technology Operations and accounting eliminations

 Gruma Corporation

Gruma Corporation’s net sales increased 12% to Ps.9,499 million for the nine months ended September 30, 2004 compared to Ps.8,480 million for the same period in 2003, due mainly to an increase in sales volume. Sales volume increased 9% to 790 thousand tons for the nine month period ended September 30, 2004 compared to 728 thousand tons for the same period in 2003.

Volume increases for this U.S. subsidiary were driven largely by (a) expansion of the Guerrero® brand across additional markets in the central and southeast areas of the United States, which has widespread appeal among Hispanic consumers, continues to fuel strong growth in these regions, and remains a driver in the Western-region market; (b) low-carb flour tortillas, which were introduced during the first quarter of 2004; (c) growth of restaurant chains adding Mexican-inspired items to their menus; (d) growth in sales to already-existing foodservice customers; and (e) the increased market for wraps.

Net sales also benefited from (a) the change in the product mix towards the tortilla business, which products have higher prices than corn flour products; (b) a change in the mix within the tortilla business towards value-added products (for example, low-carb tortillas and wraps), which also have a higher price per pound than the regular wheat flour tortilla line; and (c) increased sales of retail corn flour products.

 GIMSA

GIMSA’s net sales increased by 6% to Ps.4,199 million for the nine months ended September 30, 2004 compared with Ps.3,965 million for the same period in 2003, reflecting higher sales volume and higher corn flour prices. Sales volume increased 3% to 1,077 thousand tons for the nine month period ended September 30, 2004 compared to 1,050 thousand tons for the same period in 2003. Sales volume increased as a result of (a) development of new types of corn flour, which has led some corporate customers to switch to the corn flour method from the traditional method and others to use GIMSA as their preferred supplier; (b) increased sales coverage and the expansion of some of our supermarket clients’ operations and outlets; and (c) export sales to Gruma Corporation.

 Gruma Venezuela

Our Venezuelan Operations’ net sales increased 10% to Ps.2,477 million for the nine months ended September 30, 2004 compared to Ps.2,258 million for the same period in 2003, due mainly to a change in the sales mix towards higher-priced products (for example, wheat flour, sea products, rice, and oats). Additionally, in the case of wheat flour, the company had more flexibility to raise prices in order to offset higher raw material costs. Sales volume did not affect net sales, as volume was flat, with 383 thousand tons for both periods.

Molinera de México

Molinera de México’s net sales decreased 8% to Ps.1,362 million for the period ended September 30, 2004 from Ps.1,477 million for the same period in, 2003. As a result of a change in its largest contract with its primary customer, Molinera de México records profits realized under the contract as a deduction from overall cost of sales and not as a component of net sales and cost of sales, as had been the case in 2003. Previously this contract had been a sales contract for wheat flour only. However, under a revised contract in 2004, Molinera de México now processes wheat flour for this customer using wheat provided by the customer, with Molinera de México retaining the byproduct of this process, wheat bran, as its only payment for this processing service. This change affects net sales, sales volume and cost of sales. Since sales volumes are no longer recorded under this processing contract, sales volume decreased 21% to 332 thousand tons for the nine month period ended September 30, 2004 compared with 418 thousand tons for the same in 2003. The rate of decrease in net sales was lower than that of sales volume because of higher wheat flour prices in connection with (a) higher wheat costs, (b) price increases across the industry and (c) a shift in the mix of products sold towards higher-priced products resulting from the abovementioned change in accounting for sales under the service contract.

Gruma Centroamérica

Gruma Centroamérica’s net sales increased 11% to Ps.908 million for the period ended September 30, 2004 from Ps.822 million for the same period in 2003, due to higher sales volumes as well as higher prices in all product lines. Sales volume increased 6% to 112 thousand tons for the nine month period ended September 30, 2004 compared to 107 thousand tons for the same period in 2003, primarily due to higher corn flour volume in Guatemala, Honduras, and El Salvador stemming from low corn supplies in those markets. The sales volume increase in Guatemala also resulted from increased sales to customers that had not been fully served by wholesalers, especially in rural areas.

Cost of Sales

Our total cost of sales increased 9% to Ps. 11,877 million for the period ended September 30, 2004 from Ps. 10,919 million for the same period in 2003. This increase was primarily due to higher sales volume by Gruma Corporation and higher raw material costs, particularly for our Venezuelan Operations.

Gruma Corporation

Gruma Corporation’s cost of sales increased 15% to Ps. 5,203 million for the period ended September 30, 2004 compared to Ps. 4,530 million for the same period in 2003 primarily due to higher sales volume and higher raw material costs. The increase in raw material costs was related to use of more expensive raw materials in some new value-added products (for example, low-carb tortillas).

 GIMSA

GIMSA’s cost of sales increased 5% to Ps. 3,116 million for the nine months ended September 30, 2004 from Ps. 2,956 million for the same period in 2003 primarily due to higher sales volume and higher corn and energy costs.

 Gruma Venezuela

Our Venezuelan Operation cost of sales increased 16% to Ps. 1,906 million for the nine months ended September 30, 2004 from Ps. 1,641 million for the same period in 2003 primarily due to higher raw material costs.

 Molinera de México

Molinera de México’s cost of sales decreased 11% to Ps. 1,097 million for the nine months ended September 30, 2004 compared to Ps. 1,236 million for the same period in 2003 primarily due to the new service contract mentioned above.

 Gruma Centroamérica

Gruma Centroamérica’s cost of sales increased 12% to Ps. 638 million for the nine months ended September 30, 2004 compared to Ps. 571 million for the same period in 2003 primarily due to growth in corn flour volume and increases in raw material costs.

Gross Profit

As a result of the above factors, our gross profit increased by 8% to Ps.6,671 million for the nine months ended September 30, 2004 compared with Ps.6,198 million for the same period in 2003. Our gross margin decreased to 36.0% for the nine months ended September 30, 2004 from 36.2% for the same period in 2003.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 6% to Ps.5,302 million for the nine months ended September 30, 2004 compared to Ps.4,983 million for the same period in 2003, primarily due to (a) increased distribution expenses resulting from sales volume growth by Gruma Corporation, and (b) higher freight tariffs and increased promotion and advertising expenses by Gruma Venezuela. Selling, general and administrative expenses as a percentage of net sales improved to 28.6% for the nine months ended September 30, 2004 from 29.1% for the same period in 2003 primarily due to better expense absorption by Gruma Corporation.

 Gruma Corporation

Gruma Corporation’s selling, general and administrative expenses increased 7% to Ps.3,391 million for the nine months ended September 30, 2004 compared to Ps.3,166 million for the same period in 2003, primarily due to increased distribution expenses resulting from volume growth and, to a lesser degree, promotion and advertising activities related to new product releases and new market penetration. Selling, general and administrative expenses as a percentage of net sales improved to 35.7% for the period ended September 30, 2004 from 37.3% for the same period in 2003 due to improved fixed expense absorption.

 GIMSA

GIMSA’s selling, general and administrative expenses increased 5% to Ps.783 million for the nine months ended

September 30, 2004 compared to Ps.745 million for the same period in 2003, primarily due to higher selling expenses stemming from the company’s national marketing campaign which was launched at the end of 2003. Selling, general and administrative expenses as a percentage of net sales decreased to 18.7% for the period ended September 30, 2004 compared to 18.8% for the same period in 2003 due to improved fixed expense absorption.

 Gruma Venezuela

Our Venezuela Operation’s selling, general and administrative expenses increased 14% to Ps.403 million for the nine months ended September 30, 2004 compared to Ps.353 million for the same period in 2003, primarily due to increased transportation rates. Selling, general and administrative expenses as a percentage of net sales increased to 16.3% for the period ended September 30, 2004 from 15.6% for the same period in 2003 principally due to higher freight tariffs and increased promotion and advertising expenses.

 Molinera de México

Molinera de México’s selling, general and administrative expenses increased 3% to Ps.277 million for the nine months ended September 30, 2004 compared to Ps.269 million for the same period in 2003, due to increase expenses relating to sale force and higher promotion and advertising expenses in connection with the launching of premixed flour for retail sale. Selling, general and administrative expenses as a percentage of net sales increased to 20.3% for the period ended September 30, 2004 from 18.2% for the same period in 2003 due mainly to changes relating to the new service contract mentioned above, and to a lesser extent the above-mentioned increase in selling, general and administrative expenses.

 Gruma Centroamérica

Gruma Centroamérica’s selling, general and administrative expenses decreased 1% to Ps.271 million for the nine months ended September 30, 2004 compared to Ps.274 million for the same period in 2003, primarily due to nonrecurring expenses associated with a restructuring of Gruma Centroamérica’s sales department incurred during 2003. Selling, general and administrative expenses as a percentage of net sales decreased to 29.8% for the period ended September 30, 2004 from 33.3% for the same period in 2003 due to better expense absorption.

Operating Income

Operating income increased 13% to Ps.1,369 million for the nine months ended September 30, 2004 compared to Ps.1,215 million for the same period in 2003. This increase was primarily due to higher sales volume by Gruma Corporation and our Technology Operations. Operating income growth in Gruma Corporation, which reached 15%, was partially offset by lower results mainly by Gruma Venezuela. The improvement in Technology Operations resulted from increased business, mostly in connection with the corn flour capacity expansion by Gruma Corporation. As a percentage of net sales, operating income improved to 7.4% for the period ended September 30, 2004 from 7.1%, for the same period in 2003 resulting mostly from Technology Operations and, to a lesser extent, Gruma Corporation, GIMSA, Molinera de México and Gruma Centroamérica.

Net Comprehensive Financing Cost

Net comprehensive financing cost decreased 69% to Ps.112 million for the nine months ended September 30, 2004 compared to Ps.360 million for the same period in 2003. This decrease was primarily due to lower foreign exchange losses and higher interest income. Foreign exchange losses decreased as a result of a lower rate of devaluation of the Peso during the 2004 period. Higher interest income increased primarily as a result of gains in connection with certain derivative instruments relating to Gruma shares.

Other Expenses, Net

Other expenses, net, increased 116% to Ps.223 million for the nine month period ended September 30, 2004 compared to Ps.103 million for the same period in 2003. This increase resulted mainly from write-offs of some fixed assets at PRODISA and at one of GIMSA’s plants. To a lesser extent, the increase also resulted from write-offs of goodwill and preoperating expenses. These write-offs, which totaled approximately Ps.210 million, resulted from the application of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” which was required for 2004.

Income Taxes and Employee Statutory Profit Sharing

Provisions for income taxes and employee profit sharing increased 2.2% to Ps.559 million for the nine month period ended September 30, 2004 compared to Ps.547 for the same period in 2003. This increase was primarily due to higher pre-tax income.

Equity in Earnings of Associated Companies, Net

Our share of net income in unconsolidated associated companies represented income of Ps.188 million for the nine month period ended September 30, 2004 compared to income of Ps.180 million for the same period in 2003.

Majority Net Income

As a result of the above factors, our income before minority interest was Ps.663 million for the nine month period ended September 30, 2004 compared to Ps.385 million for the same period in 2003. Our majority net income was Ps.541 million for the nine month period ended September 30, 2004 compared to Ps.256 million for the same period in 2003.

Liquidity and Capital Resources

On October 4, 2004, we obtained a US$250 million, five-year syndicated senior credit facility (the “2004 Facility”). The 2004 Facility consists of a US$150 million senior term loan facility and a US$100 million senior revolving credit facility, both with a five-year tenor. Funds from the 2004 Facility were used to refinance an outstanding balance of US$230 million under our now-terminated US$300 million loan facility. There is currently US$230 million outstanding under the 2004 Facility with US$20 million of revolving credit available.

The interest rate for the facility is LIBOR plus 55 basis points for the first three years and LIBOR plus 65 basis points for the fourth and fifth years. The repayment schedule for the US$150 million term facility is as follows:

Principal Payment Date	% of the Outstanding Principal Amount

April 5, 2008	5%
October 5, 2008	15%
April 5, 2009	35%
October 5, 2009	Remaining balance

The US$100 million revolving facility will be permanently reduced as follows:

Commitment Reduction Date	% of the Outstanding Revolving Commitments

April 5, 2008	5%
October 5, 2008	15%
April 5, 2009	35%
October 5, 2009	Remaining balance

On November 3, 2004, we entered into an interest rate swap transaction with five banks with an aggregate notional amount of US$150 million maturing on April 5, 2008, whereby we fixed the 6-month LIBOR rate associated with the term portion of the 2004 Facility at an average rate of 3.2725%. The swap transaction provides no such hedge where 6-month LIBOR reaches 6%, in which case the parties have no obligation to pay any amount for the applicable period.

On September 28, 2004, Fitch Ratings assigned us a new senior unsecured foreign currency and local currency rating of “BBB-” with an outlook of “Stable.” The foreign currency debt rating is also applicable to our 7.625% Notes Due 2007. Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The following table sets forth our debt repayment obligations for the years indicated:

Pro-Forma of Debt Amortizations as of September 30, 2004

(US$ millions)

	Short Term	2005	2006	2007	2008	2009	TOTAL

Syndicated loan facility					46	184	230
7.625% Notes Due 2007				250	250
7.96% Senior Notes	1	1	2	2	1	10	17
Other	16	3	2	1		11	33
TOTAL	17	4	4	253	47	205	530

In our 2003 Form 20-F annual report in “Item 5. Operating and Financial Review and Prospects Contractual Obligations and Commercial Commitments,” we discuss certain of our obligations and commitments as of December 31, 2003. As of September 30, 2004, we have decreased our lease obligations from the amount we reported as of December 31, 2003 by US$20 million.

Business Overview

During July 2004 Gruma Corporation concluded two acquisitions in Europe in an effort to strengthen its presence in that region. On July 2, Gruma Corporation acquired Ovis Boske, a wheat flour tortilla company based in Holland that sells to Germany, the Scandinavian region, France, the United Kingdom, Belgium and Ireland among other countries. This company has annual sales of approximately US$18 million. On July 12, Gruma Corporation acquired 51% of Nuova De Franceschi & Figli, a corn flour company based in Italy that sells to Germany, Poland, Croatia, Israel and Saudi Arabia, among other countries. This company serves the corn chip, cereal and beer industries and is expected to supply corn flour for Gruma Corporation’s corn chip operations in England. This company has annual sales of approximately US$27 million.

In addition, during October 2004 Gruma Corporation acquired a tortilla plant in Las Vegas, Nevada. This acquisition is expected to bring further synergies to Gruma Corporation’s existing operations and distribution and to enhance its ability to provide fresh products in this market. This facility has annual sales of approximately US$5 million.

Senior Management and Employees

In August 2004, our board of directors appointed Raúl Alonso Peláez Cano as our Chief Financial Officer. Mr. Peláez has been an executive with companies including as Industrias Resistol, General Electric de México, and most recently, Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex. Mr. Peláez holds a B.S. in Chemical Engineering from Universidad Autónoma Metropolitana and an M.B.A. from the Instituto Autónomo de México (ITAM).

As of September 30, 2004, we had a total of approximately 15,300 employees, including unionized and non-unionized, full- and part-time employees.

Presentation of Financial and Other Information

The financial information provided as of and for the periods ended September 30, 2003 and 2004 in this Form 6-K is unaudited and should be read together with our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003 in our annual report on Form 20-F for the year ended December 31, 2003 (the “2003 Form 20-F”).

The financial information in this Form 6-K is published in Pesos and has been prepared in accordance with accounting principles generally accepted in México (“Mexican GAAP”).  We have not reconciled this information to accounting principles generally accepted in the United States (“U.S. GAAP”). We cannot assure you that such a reconciliation would not identify material quantitative differences between the information presented herein and such financial information  if it were prepared on the basis of U.S. GAAP.

Pursuant to Mexican GAAP, information as of and for the nine-month periods ended September 30, 2003 and 2004, unless otherwise indicated, has been restated in constant Pesos (having the same purchase power for each period indicated taking into account inflation) as of September 30, 2004.  Because financial information for certain year-end periods presented in the 2003 Form 20-F are restated in constant Pesos as of December 31, 2003, financial information in this 6-K is not comparable to certain information in the 2003 Form 20-F.

This 6-K contains translations of certain Peso amounts into Dollars solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated as of the dates mentioned herein or at any other rate.  Dollar amounts, except as otherwise indicated, as of and for the nine month periods ended September 30, 2003 and 2004 have been translated from Pesos at an exchange rate of Ps.11.39 to $1.00 as published by Banco de México in the Diario Oficial de la Federación (the “Official Gazette”) on September 30, 2004.  Such translated amounts are not directly comparable to certain financial information in our 2003 Form 20-F, which uses a different exchange rate.

All references to “tons” herein refer to metric tons.  One metric ton equals 2,204 pounds.

In this Form 6-K “Gruma”, “we”, “us” and “our company” refer to Gruma, S.A. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless specified otherwise.

ABOUT GRUMA

Founded in 1949, GRUMA is the world’s largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA’s wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (‘‘GIMSA’’), the company’s 83%-owned corn flour subsidiary in Mexico; Molinera de  Mexico, GRUMA’s 60%-owned wheat flour subsidiary in Mexico; Gruma Centroamérica LLC, GRUMA’s wholly owned corn flour subsidiary with operations in Central America; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA’s wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary.  Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 76 plants and, in 2003, had net sales of US$2.0 billon, of which 49% came from GRUMA’s operations in the United States and Europe. For more information, visit www.gruma.com.

Forward Looking Statements

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ‘‘GRUMA’’) that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed,  estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.